February 24, 2011

Mr. D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer
Cole Credit Property Trust III, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016

> **Re:** **Cole Credit Property Trust III, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on March 29, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed on April 7, 2010**
> **File No. 333-149290**

Dear Mr. D. Kirk McAllaster, Jr.:

We have reviewed your response letter dated December 16, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Distributions, page 46

1.   We refer to your response to comment 2 from our letter dated December 16, 2010 and your use of "adjusted cash flow from operations." We note that this non-GAAP liquidity measure adds back acquisition costs, which are paid in cash. Please remove the use of this non-GAAP liquidity measure from future filings. Item 10(e)(1)(ii)(A) provides that a registrant must not "[e]xclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures . . . ."

        You may contact Stacie Gorman at (202) 551 - 3585 or me at (202) 551 – 3655 with any questions.

                                        Sincerely,

                                        Sonia Barros
                                        Special Counsel